SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Artisan Components, Inc.
(Name of Issuer)

Common Stock
$0.001 Par Value
(Title of Class of Securities)

042923102
(CUSIP Number)

ARM Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ, England
+44 1223 400400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042923102	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARM Holdings plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

    Item 1. Security and Issuer.

      The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 par value per share (“Artisan Common Stock”), of Artisan Components, Inc., a Delaware corporation (“Artisan”). The principal executive offices of Artisan are located at 141 Caspian Court, Sunnyvale, California 94089.

    Item 2. Identity and Background.

      This Schedule 13D is being filed by ARM Holdings plc, a public limited company organized under the laws of England and Wales (“ARM”). The address of ARM’s principal executive office is 110 Fulbourn Road, Cambridge CB1 9NJ, England.

      The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ARM is set forth on Schedule A.

       ARM designs microprocessors and related technology and software which it licenses or sells to electronic companies. These electronic companies in turn manufacture and sell microprocessors, application specific integrated circuits and application specific standard products based on the ARM architecture for incorporation into a wide variety of end products. ARM also licenses and sells development systems directly to systems companies and provides consulting, support services, platforms and application software to its licensees, systems companies and other systems designers.

       ARM expressly disclaims beneficial ownership of any shares of Artisan Common Stock and the filing of this Schedule 13D shall not be construed as an admission that ARM is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of any shares of Artisan Common Stock.

      During the last five years, none of ARM, and to the best of ARM’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

    Item 3. Source and Amount of Funds or Other Consideration.

      No shares of Artisan Common Stock have been acquired, directly or indirectly, by ARM. ARM is filing this Schedule 13D solely because ARM may be deemed to have acquired beneficial ownership of 2,326,230 shares of Artisan Common Stock (the “Stockholder Shares”) pursuant to certain Stockholder Voting Agreements, dated as of August 22, 2004 (the “Voting Agreements”), between ARM and each of Mark R. Templeton, Scott T. Becker, Joy E. Leo, Harry Dickinson, Brent N. Dichter, J. Callan Carpenter, Dhrumil Ghandi, Keith Hopkins, Neal J. Carney, Edward M. Boule, Lucio L. Lanza, Morio Kurosaki, Leon Malmed, R. Stephen Heinrichs and Robert P. Latta (each a “Stockholder” and collectively, the “Stockholders”). Pursuant to the terms of the Voting Agreements, the Stockholders have agreed, among other things, to vote the Stockholder Shares in favor of adopting the Merger Agreement (as defined in Item 4 hereof) and have granted ARM an irrevocable proxy to vote the Stockholder Shares with respect to the Merger Agreement.

      ARM expressly disclaims beneficial ownership of the Stockholder Shares.

    Item 4. Purpose of Transaction.

      On August 22, 2004, Artisan, ARM and Salt Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of ARM (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, among other things, for the merger of Artisan with and into Merger

Sub, with Merger Sub as the corporation surviving the merger, or, if certain conditions are met, for the merger of Merger Sub with and into Artisan, with Artisan as the corporation surviving the merger (the “Merger”).

      Under the terms of the Merger Agreement, upon consummation of the Merger, holders of Artisan Common Stock (other than stockholders who exercise appraisal rights under Delaware law), in each case issued and outstanding immediately prior to the consummation of the Merger, will receive on average for each share of Artisan Common Stock (i) $9.60 in cash and (ii) 4.41 ARM American depositary shares (“ADSs”), each ADS representing three ordinary shares of ARM, (or, in the alternative, 13.23 ARM ordinary shares). Artisan stockholders will have the right to elect to receive consideration in cash, ARM ADSs or ordinary shares, or a combination thereof, subject to proration. The total aggregate consideration being paid will be (i) $9.60 in cash multiplied by the number of shares of Artisan Common Stock outstanding at the effective time, plus (ii) 4.41 ARM ADSs (or, in the alternative, 13.23 ARM ordinary shares) multiplied by the number of shares of Artisan Common Stock outstanding at the effective time (using the current number of shares of Artisan Common Stock outstanding approximately $225 million in cash would be paid to Artisan stockholders). If more stockholders elect cash than can be paid with the available aggregate cash consideration, cash electing stockholders will receive a combination of cash and shares according to a proration formula described in the Merger Agreement. Similarly, if more Artisan stockholders elect ARM ADSs or ordinary shares than can be paid with the available aggregate ARM ADSs or ordinary shares, share electing stockholders will receive a combination of shares and cash according to a proration formula described in the Merger Agreement. The amount of cash, ARM ADSs or ordinary shares or combination of cash and ARM ADSs or ordinary shares that an Artisan stockholder receives in the Merger will depend on whether the stockholder has submitted an election form, what the stockholder has elected to receive and the elections made by all other stockholders. Accordingly, the form or mix of merger consideration that an Artisan stockholder receives may be different from the form or mix that he has elected to receive. A stockholder that has elected to receive only cash could receive a combination of cash and ARM ADSs or ordinary shares, and a stockholder that has elected to receive only ARM ADSs or ordinary shares could receive a combination of ARM ADSs or ordinary shares and cash. Artisan stockholders who do not make an election will get a consideration mix that will be based on the aggregate remaining cash and stock after all the electing stockholders are satisfied. The foregoing description of the Merger consideration, the election mechanism and the per share allocation do not purport to be complete and are qualified in their entirety by reference to Section 2.02 of the Merger Agreement.

      In addition, options to acquire Artisan Common Stock outstanding immediately prior to the consummation of the Merger will, upon consummation of the Merger, be converted into options to acquire ARM ordinary shares at the value of (i) and (ii) above.

      The Merger is conditioned upon, among other things, (i) the approval of the shareholders of ARM and stockholders of Artisan, (ii) clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of any other material approvals under applicable foreign antitrust laws, and (iii) other customary conditions. The Merger Agreement can be terminated (i) by mutual written consent of Artisan and ARM; (ii) by either party if the Merger has not been consummated on or before April 22, 2005; (iii) by either party if any governmental entity has issued a final non-appealable order, decree or ruling enjoining, restraining or otherwise prohibiting the Merger; (iv) by either party if, upon a vote at the meeting of the shareholders of ARM, the Merger Agreement and certain transactions related thereto fail to receive the requisite vote for approval by the ARM shareholders; (v) by either party if, upon a vote at the meeting of the stockholders of Artisan, the Merger Agreement fails to receive the requisite vote for adoption by the stockholders of Artisan; (vi) by ARM if: (A) Artisan has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement such that the closing condition relating to Artisan’s representations, warranties, covenants and agreements would not be satisfied; (B) Artisan has willfully and materially breached its obligations under the Merger Agreement to not solicit, initiate or knowingly facilitate or encourage other acquisition proposals from third parties; (C) a tender offer or exchange offer for any outstanding shares of Artisan Common Stock is commenced and Artisan either fails to recommend against acceptance of such tender offer or exchange offer by its stockholders or takes no position with respect thereto; or (D) prior to the stockholders’ meeting, the board of Artisan withdraws, modifies, or changes in a manner adverse to ARM, its recommendation in favor of adoption of the Merger Agreement or approves or recommends an alternative third-party acquisition proposal; and (vii) by Artisan if: (A) ARM has breached any of its representations, warranties covenants or agreements contained in the Merger Agreement such that the closing condition relating to ARM’s representations, warranties, covenants and agreements would not be satisfied ; or (B) the board of directors of ARM withdraws, modifies or changes in a manner adverse to Artisan, its approval or recommendation in favor of the Merger Agreement and certain transactions related thereto.

      As an inducement and a condition to ARM entering into the Merger Agreement, the Stockholders (beneficial owners of approximately 9.4% of the outstanding shares of Artisan Common Stock, including shares which may be acquired within 60 days upon the exercise of options) entered into the Voting Agreements. The Voting Agreements provide, among other things, that the Stockholders: (i) will vote the Stockholder Shares in favor of adopting the Merger Agreement and any actions in furtherance thereof; (ii) have granted ARM an irrevocable proxy with full power of substitution to vote the Stockholder Shares in favor of adopting the Merger Agreement; and (iii) will not vote the Stockholder Shares in favor of, and will vote the Stockholder Shares against, the approval or adoption of any third party acquisition proposal with respect to Artisan, any reorganization, recapitalization, liquidation or winding up of Artisan or any other extraordinary transaction involving Artisan. The Voting Agreements terminate upon the earlier of the termination of the Merger Agreement or the consummation of the Merger. The names of the Stockholders and the number of shares of Artisan Common Stock beneficially owned by each of the Stockholders are set forth on Exhibit 3.

      The foregoing description of the Merger Agreement and the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to both the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference, and the Voting Agreements, a copy of the form of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

      Except as set forth in this Item 4 or as contemplated by the Merger Agreement, ARM, and to the knowledge of ARM, the executive officers and directors of ARM, have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

    Item 5. Interest in Securities of the Issuer.

      (a-b) As of the date hereof, and as a result of the execution of the Voting Agreements, the aggregate number of shares of Artisan Common Stock which ARM may be deemed to share the power to vote, or to direct the vote of (and as a result, may pursuant to Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) is 2,326,230 shares (including 1,261,500 shares which may be acquired within 60 days upon the exercise of options), which constitutes approximately 9.4% of the shares of Artisan Common Stock outstanding as of August 22, 2004 (including shares which may be acquired within 60 days by the Stockholders upon the exercise of options), as represented by Artisan in the Merger Agreement.

      Other than with respect to the deemed voting rights described in Item 4 hereof, neither ARM nor, to the best of ARM’s knowledge, any persons named in Schedule A hereto possesses any right or power to vote, direct the vote of, dispose or direct the disposition of any shares of Artisan Common Stock or would otherwise be deemed to beneficially own any shares of Artisan Common Stock.

      ARM expressly disclaims beneficial ownership of any shares of Artisan Common Stock, and the filing of this Schedule 13D shall not be construed as an admission that ARM is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any such shares of Artisan Common Stock.

      (c) Other than as set forth in this Schedule 13D, neither ARM nor, to the best of ARM’s knowledge, any of the individuals named in Schedule A hereto has effected any transaction with respect to the shares of Artisan Common Stock within the last sixty days.

      (d) Not applicable.

      (e) Not applicable.

    Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except as set forth herein or in the Exhibits filed herewith, to the best knowledge of ARM, there are no contracts, arrangements, understandings or relationships (legal or otherwise) of the type required to be disclosed in response to Item 6 of Schedule 13D between ARM or any person named in Schedule A hereto and any other person, with respect to any securities of Artisan, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

    Item 7. Material to be Filed as Exhibits.

      Exhibit 1: Agreement and Plan of Merger dated August 22, 2004 among ARM Holdings plc, Salt Acquisition Corporation and Artisan Components, Inc. *

      Exhibit 2: Form of Stockholder Voting Agreement dated August 22, 2004 between ARM Holdings plc and certain officers and directors of Artisan Components, Inc. *

      Exhibit 3: List of Stockholder shares and options subject to Stockholder Voting Agreements.

* Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission by ARM on August 24, 2004.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2004	ARM HOLDINGS PLC

	By:	/s/ TIM SCORE

		Name:	Tim Score
		Title:	Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
ARM HOLDINGS PLC

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of ARM Holdings plc (“ARM”), are set forth below. The address for each individual below is c/o ARM Holdings plc, 110 Fulbourn Road, Cambridge CB1 9NJ, England.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer	Citizenship

Sir Robin Saxby	Chairman, ARM Director, ARM	U.K.

Warren East	Chief Executive Officer, ARM Director, ARM	U.K.

Tim Score	Chief Financial Officer, ARM Director, ARM	U.K.

Tudor Brown	Chief Operating Officer, ARM Director, ARM	U.K.

Mike Inglis	Executive Vice President, Marketing, ARM	U.K.

Michael Muller	Chief Technology Officer, ARM Director, ARM	U.K.

Peter Cawdron	Director, ARM Chairman, Capital Radio plc	U.K.

Doug Dunn	Director, ARM President and Chief Executive Officer, ASM Lithography Holding N.V.	U.K.

John Scarisbrick	Director, ARM Partner, Vortex Partners LLP	U.K.

Jeremy Scudamore	Director, ARM Chief Executive Officer, Avecia Group	U.K.

INDEX TO EXHIBITS

Item

1.	Agreement and Plan of Merger dated August 22, 2004 among ARM Holdings plc, Salt Acquisition Corporation and Artisan Components, Inc. (1)

2.	Form of Stockholder Voting Agreement dated August 22, 2004 between ARM Holdings plc and certain officers and directors of Artisan Components, Inc. (1)

3.	List of Stockholder shares and options subject to Stockholder Voting Agreements.

(1) Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission by ARM on August 24, 2004.